Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

August 13, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Submission of Postal Ballot Notice

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and in furtherance to our communication dated July 27, 2024, please find enclosed the Postal Ballot Notice for seeking approval of members, for “sub-division/ split of each equity share of the Company having face value of Rs. 5/- (Rupees five only) each, fully paid-up, into 5 (Five) equity shares having face value of Re. 1/- (Rupee one only) each, fully paid up, by alteration of the Capital Clause of the Memorandum of Association of the Company”, through voting by electronic means (remote e-voting).

In accordance with the General Circulars issued by the Ministry of Corporate Affairs (‘MCA Circulars’), the Postal Ballot Notice indicating, inter alia, the process and manner of remote e-voting, is being sent only through electronic mode to the members whose names appear on the Register of Members/ List of Beneficial Owners as on August 09, 2024 (“cut-off date”) received from the Depositories and whose email addresses are registered with the Company/ Company’s Registrar and Transfer Agent/ Depositories.

The Company has engaged the services of NSDL for the purpose of providing e-voting facility to its members. The remote e-voting period commences on Wednesday, August 14, 2024 at 9:00 a.m. (IST) and ends on Thursday, September 12, 2024 at 5:00 p.m. (IST). The voting results of the postal ballot shall be declared on or before Saturday, September 14, 2024.

The Postal Ballot Notice is also available on Company’s website www.drreddys.com and on the website of National Securities Depository Limited (“NSDL”) www.evoting.nsdl.com.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Dr. Reddy’s Laboratories Limited

Regd. Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad, Telangana-500 034, India

CIN: L85195TG1984PLC004507, Tel: +91-40-4900 2900, Fax: +91-40-4900 2999

Email: shares@drreddys.com, Website: www.drreddys.com

Postal Ballot Notice

Pursuant to Section 110 of the Companies Act, 2013 read with the Companies (Management and Administration) Rules, 2014 and the Circulars issued by the Ministry of Corporate Affairs, Government of India

Commencement of e-voting on	Conclusion of e-voting on
Wednesday, August 14, 2024 at 9:00 a.m. (IST)	Thursday, September 12, 2024 at 5:00 p.m. (IST)

Dear Members,

Notice is hereby given that pursuant to the provisions of Section 110 read with Section 108 of the Companies Act, 2013 (hereinafter referred to as “the Act”), together with Rule 20 and Rule 22 of the Companies (Management and Administration) Rules, 2014 (hereinafter referred to as “the Rules”), and other applicable provisions of the Act, rules, circulars and notifications thereunder, as amended from time to time, General Circular Nos. 14/2020 dated April 8, 2020 and 17/2020 dated April 13, 2020 read with other relevant circulars, including General Circular Nos. 11/2022 dated December 28, 2022 and 9/2023 dated September 25, 2023, issued by the Ministry of Corporate Affairs, Government of India (hereinafter collectively referred to as “MCA Circulars”), and Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India (“SS-2”) and any other applicable laws, rules and regulations (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), that the resolution appended below is proposed for the approval of ‘sub-division/ split of equity shares of the Company, such that each equity share having face value of Rs. 5/- (Rupees five only) each, fully paid-up, be sub-divided into 5 (five) equity shares having face value of Re. 1/- (Rupee one only) each, fully paid- up, by alteration of ‘Clause V’ of the Memorandum of Association of the Company, by the members of the Company (as on the Cut-off Date), through postal ballot process (the “Postal Ballot”) only by way of voting through electronic means (remote e-voting). An Explanatory Statement pertaining to the said resolution setting out the material facts and the reasons/ rationale thereof forms part of this Postal Ballot Notice (“the Notice” or “the Postal Ballot Notice”).

The Company has engaged the services of National Securities Depository Limited (“NSDL”) for the purpose of providing e-voting facility (remote e-voting) to all its members, pursuant to Section 108 of the Act read with Rule 20 of the Rules, as amended, and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) and aforementioned MCA Circulars. In accordance with the MCA Circulars, the Notice indicating, inter alia, the process and manner of remote e-voting, is being sent only through electronic mode to the members whose names appear on the Register of Members/ List of Beneficial Owners as on Friday, August 09, 2024 (“cut-off date”) received from the Depositories and whose e-mail addresses are registered with the Company/ Depositories. Accordingly, the Company is pleased to provide remote e-voting facility to all its members to cast their votes electronically. The manner of voting on the proposed resolution is restricted only to e-voting i.e., by casting votes electronically instead of submitting postal ballot forms. The detailed instructions for e-voting are given in the Notes under the section ‘Procedure for e-voting’.

The Board of the Company has appointed Mr. Atul Mehta (Membership No. F5782 and COP No. 2486), Founding Partner, failing him, Ms. Alifya Sapatwala (Membership No. 24091 and COP No. 24895), Partner, M/s Mehta & Mehta, Company Secretaries, as the Scrutinizer for conducting the postal ballot through the remote e-voting process in a fair and transparent manner. They have communicated their willingness to act as the Scrutinizer and will be available for the said purpose.

The Scrutinizer will submit Scrutinizer’s report to the Chairman of the Company or any person authorized by him, after completion of the scrutiny of the votes cast electronically. The result of the postal ballot through e-voting process shall be announced at the Registered Office of the Company. The result along with the Scrutinizer’s report would be displayed at the Registered Office of the Company, and will be intimated to NSDL and Stock Exchanges where the Company's securities are listed and displayed on the Company's website www.drreddys.com along with the Scrutinizer's report.

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RESOLUTION THROUGH POSTAL BALLOT

To approve sub-division/split of each equity share of Rs. 5/- (Rupees five only) each into 5 (five) equity shares of Re. 1/- (Rupee one only) each and consequent alteration to the Memorandum of Association of the Company

To consider and, if thought fit, to give assent/ dissent to the following resolution, as an Ordinary Resolution:

“RESOLVED THAT pursuant to the provisions of Section 61(1)(d), 64 and other applicable provisions of the Companies Act, 2013 (“the Act”), the Companies (Share Capital and Debentures) Rules, 2014, the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) [including any statutory modification(s), notifications, circulars issued thereunder or re-enactment(s) thereof, for the time being in force], in accordance with the Articles of Association of the Company and subject to such permissions, consents and approvals as may be required from concerned statutory authorities, approval of the members of the Company be and is hereby accorded for sub-division/ split of equity shares of the Company, such that each equity share having face value of Rs. 5/- (Rupees five only) each, fully paid-up, be sub-divided into 5 (five) equity shares having face value of Re. 1/- (Rupee one only) each, fully paid- up, ranking pari-passu in all respects with effect from such date as may be fixed for this purpose (“Record Date”) by the Board (hereinafter the term ‘Board’, shall be deemed to encompass any committee formed by the Board, including those constituted by the Board subsequently) of the Company;

RESOLVED FURTHER THAT upon sub-division/ split of equity shares as aforesaid and with effect from the Record Date:

(a)	for the equity shares held in physical form, the existing share certificate(s) in relation to the said equity shares, shall be deemed to have been automatically cancelled and shall be of no effect and the Board, without requiring the members to surrender their existing share certificate(s), may issue Letters of Confirmation of the Company in compliance with the prevailing laws/ guidelines in this regard; and

(b)	for the equity shares held in dematerialized form, the sub-divided/split equity shares shall be credited proportionately into the respective beneficiary demat account(s) of the members held with their depository participant(s), in lieu of the existing credits present in their respective beneficiary demat account(s).

RESOLVED FURTHER THAT pursuant to the provisions of Section 13 and other applicable provisions, if any, of the Act and the Rules made thereunder, consent of members of the Company be and is hereby accorded to substitute the existing ‘Clause V’ of the Memorandum of Association of the Company with the following new clause:

“V. The Authorised Share Capital of the Company is Rs. 1,450,000,000/- (Rupees One Hundred and Forty-five Crores Only) divided into 1,450,000,000 (One Hundred and Forty-five Crores) equity shares of Re. 1/- (Rupee one only) each.”

RESOLVED FURTHER THAT the consent of the Members be and is hereby accorded to make all the requisite alterations, modifications and adjustments under the following scheme(s), as may be necessary due to sub-division/split of equity shares of the Company:

i.	Dr. Reddy's Employees Stock Option Scheme, 2002

ii.	Dr. Reddy's Employees ADR Stock Option Scheme, 2007

iii.	Dr. Reddy's Employees Stock Option Scheme, 2018

RESOLVED FURTHER THAT subject to approval(s), consent(s), permission(s) and sanction(s) as may be necessary from the concerned Statutory Authority(ies) and Indian and Overseas Depositories, the consent of the Members be and is hereby accorded for registering additional American Depository Receipts (ADRs) with New York Stock Exchange/Securities Exchange Commission or such other statutory/regulatory authority(ies) as may be required to maintain the existing ratio of 1 (one) ADR being equivalent to 1 (one) equity share post sub-division;

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RESOLVED FURTHER THAT for the purpose of giving effect to the aforesaid resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things including to fix and announce the Record Date, to make appropriate adjustments on account of sub-division/ split of equity shares, to accept and make any alteration(s), modification(s) to terms and to give such directions as they may in their absolute discretion deem necessary, proper or desirable, to apply for requisite approvals, to settle any questions, doubts or difficulties that may arise with regard to the sub-division/ split of the equity shares as aforesaid and to carry out/ execute all matters in connection therewith and incidental thereto in order to give full effect to this resolution including execution and filing of all the relevant documents with the Registrar of Companies, Stock Exchanges, Depositories and other appropriate authorities in due compliance of the applicable rules and regulations, without seeking any further approval/ consent of the members of the Company to the end and intent that they shall be deemed to have given their approval thereto and for matters connected therewith or incidental thereto expressly by the authority of this resolution.”

Registered Office

8-2-337, Road No. 3, Banjara Hills,

Hyderabad, Telangana- 500034, India

CIN: L85195TG1984PLC004507

Tel-91-40-49002900, Fax-91-40-49002999

Email: shares@drreddys.com

Website: www.drreddys.com

Place: Hyderabad

Date: July 27, 2024

By order of the Board of Directors For Dr. Reddy’s Laboratories Limited Sd/- K Randhir Singh Company Secretary, Compliance Officer and Head-CSR Membership No. F6621

Notes:

1.	The explanatory statement pursuant to Section 102 and any other applicable provisions of the Act, the rules made thereunder, SEBI Listing Regulations and Secretarial Standard on General Meetings (SS-2) stating all material facts and the reasons thereof for the proposed resolution, forming part of this Notice, is annexed herewith.

2.	In accordance with the MCA Circulars, this Postal Ballot Notice is being sent only by electronic mode to those members whose names appear on the Register of Members/ List of Beneficial Owners as on Friday August 09, 2024 (“cut-off date”) received from the Depositories and whose e-mail address is registered with the Company/ Depositories. Physical copies of the Postal Ballot Notice, postal ballot forms and pre-paid business reply envelopes are not being sent to members.

3.	Pursuant to Sections 108 and 110 and other applicable provisions of the Act and the Rules made thereunder, the MCA Circulars and Regulation 44 of the SEBI Listing Regulations read with SEBI circular on e-voting, dated December 9, 2020, SS-2 and any amendments thereto, the Company is providing the facility to the members to exercise their right to vote on the proposed resolution electronically. The Company has engaged the services of National Securities Depository Limited (“NSDL”) to provide e-voting facility. Members are requested to read carefully the instructions for e-voting that are provided as part of this Postal Ballot Notice before casting their vote.

4.	This Postal Ballot Notice will also be available on the Company’s website at www.drreddys.com, website of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of NSDL at www.evoting.nsdl.com.

5.	Members would be able to cast their votes and convey their assent or dissent to the proposed resolution only through the remote e-voting process. Members whose names appear on the Register of Members/ List of Beneficial Owners as on cut-off date i.e., August 09, 2024, will be considered for the purpose of e-voting.

6.	Voting rights of a Member/ Beneficial Owner (in case of electronic shareholding) shall be in proportion to their shareholding in the paid-up equity share capital of the Company as on the cut-off date. Any person who is not a member as on the cut-off date should treat this notice for information purpose only.

7.	The e-voting period commences on Wednesday, August 14, 2024 at 9:00 a.m. (IST) and ends on Thursday, September 12, 2024 at 5:00 p.m. (IST). During this period, members of the Company holding equity shares either in physical form or in dematerialized form, as on the cut-off date i.e. August 09, 2024, may cast their votes electronically. The e-voting module shall be disabled by NSDL for voting after Thursday, September 12, 2024 at 5:00 p.m. (IST). Once the vote on a resolution is cast by a member, he or she or they will not be allowed to change it subsequently.

8.	The resolution, if passed by requisite majority, shall be deemed to have been passed on the last date of e-voting i.e. Thursday, September 12, 2024.

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9.	The Scrutinizer shall submit his/ her report to the Chairman or a person authorized by him, after the completion of scrutiny, and the result of the voting by postal ballot will be announced on or before Saturday, September 14, 2024. The result would be displayed at the Registered Office of the Company, intimated to the NSDL and Stock Exchanges where the Company's securities are listed, and displayed on the Company's website www.drreddys.com along with the Scrutinizer's report.

10.	The documents, if any, referred to in the statement will be available for inspection at the Registered Office of the Company during working hours on all working days from the date of dispatch of the Notice till Thursday, September 12, 2024, at 5:00 p.m. (IST).

11.	Members are requested to contact Company’s RTA, Bigshare Services Private Limited for encashing the unclaimed/ unpaid dividends standing to the credit of their account.

12.	All correspondence related to unclaimed/ unpaid dividend, change of address, change in e-mail ID already registered with the Company, transmission of shares, issue of duplicate share certificates, Company mandates and all other matters relating to the shareholding in the Company may be made to the Company’s Registrar and Share Transfer Agent (“RTA”), Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India, Tel: +91-40-2337 4967, Fax: +91-40-2337 0295, e-mail ID: bsshyd@bigshareonline.com.

PROCEDURE FOR ‘E-VOTING':

1.	E-VOTING FACILITY:

i.	Pursuant to the provisions of Section 108 and other applicable provisions of the Act read with the Rules made thereunder and Regulation 44 of the SEBI Listing Regulations, as amended, read with SEBI circular dated December 9, 2020, the Company is providing e-voting facility of NSDL to its members to exercise their right to vote on the proposed resolution by electronic means

ii.	The e-voting facility is available at the link – www.evoting.nsdl.com. The e-voting event number (EVEN) and the period of e-voting are set out below:

EVEN	Commencement of e-voting	Conclusion of e-voting
129837	Wednesday, August 14, 2024 at 9:00 a.m. (IST)	Thursday, September 12, 2024 at 5:00 p.m. (IST)

E-voting will not be allowed beyond the aforesaid date and time and the e-voting module shall be forthwith disabled by NSDL upon expiry of the aforesaid period.

iii.	The manner of voting by (i) individual shareholders holding shares of the Company in demat mode, (ii) Shareholders other than individuals holding shares of the Company in demat mode, (iii) Shareholders holding shares of the Company in physical mode, and (iv) Shareholders who have not registered their e-mail address, is explained in the instructions given herein below.

INFORMATION AND INSTRUCTIONS RELATING TO E-VOTING

Once the Shareholder has exercised the vote, whether partially or otherwise, the Shareholder shall not be allowed to change it subsequently or cast the vote again.

The way to vote electronically on NSDL e-Voting system consists of “Two Steps” which are mentioned below:

Step 1: Access to NSDL e-Voting system

A)	Login method for e-voting for individual shareholders holding securities in demat mode

In terms of SEBI circular dated December 9, 2020, on e-voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email id in their demat accounts in order to access e-voting facility.

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Login method for Individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL

A.       NSDL IDeAS facility

If you are registered, follow the following steps:

1. Visit the e-Services website of NSDL viz. https://eservices.nsdl.com either on a personal computer or on a mobile.

2. On the e-Services home page click on the “Beneficial Owner” icon under “Login” which is available under ‘IdeAS’ section

3. A new screen will open. You will now have to enter your existing User ID and Password. After successful authentication, you will be able to see e-voting services under value added services.

4. Click on “Access to e-voting” under e-voting services and you will be able to see e-voting page.

5. Click on company name or e-voting service provider i.e. NSDL and you will be re-directed to NSDL e-voting website of NSDL for casting your vote during the remote e-voting period.

If you are not registered for IDeAS e-Services follow the following steps:

1. Option to register is available at https://eservices.nsdl.com.

2. Select “Register Online for IDeAS Portal” or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp

3. Please follow steps given in points 1-5 above

B.    E-voting website of NSDL

1. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a personal computer or on a mobile.

2. Once the home page of e-voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section.

3. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number held with NSDL), Password/OTP and a Verification Code as shown on the screen.

4. After successful authentication, you will be redirected to NSDL site wherein you can see e-voting page. Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period.

5. Shareholders/Members can also download NSDL Mobile App “NSDL Speede” facility by scanning the QR code mentioned below for seamless voting experience

Individual Shareholders holding securities in demat mode with CDSL	1. Existing users who have opted for CDSL Easi/ Easiest facility, can login through their user id and password. Option will be made available to reach e-voting page without any further authentication. The users to login Easi / Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon & New System Myeasi Tab and then user your existing my easi username & password.

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2. After successful login of Easi/ Easiest the user will be also able to see the e-voting menu for eligible companies where the e-voting is in progress as per information provided by the company The menu will have links of e-voting service provider i.e. NSDL. Click on NSDL to cast your vote. Additionally, there is also links provided to access the system of all e-Voting service providers, so that the user can visit the e-Voting service provider’s website directly.

3. If the user is not  registered for Easi/ Easiest, option to register is available at CDSL website, www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option.

4. Alternatively, the user can directly access e-voting page by providing demat account number and PAN No. from a e-voting link in www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered mobile & email as recorded in the Demat Account. After successful authentication, user will be provided links for the respective e-voting service provider i.e. NSDL where the e-voting is in progress and also able to directly access the system of all e-Voting Service Providers.

Individual Shareholders (holding securities in demat mode) login through their depository participants

1. You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-voting facility.

2.  Upon logging in, you will be able to see e-voting option. Click on e-voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-voting feature.

3. Click on company name or e-voting service provider i.e. NSDL and you will be redirected to e-voting website of NSDL for casting your vote during the remote e-voting period.

Important note: Members who are unable to retrieve User ID/ Password are advised to use Forgot User ID and Forgot Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL are as under:

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at +91-22-48867000 and +91-22-24997000
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at toll free no. 1800 22 55 33

B)	Login method for shareholders other than individual shareholders holding securities in demat mode and shareholders holding securities in physical mode

How to Log-in to NSDL e-voting website?

1.	Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com either on a personal computer or on a mobile.

2.	Once the home page of e-voting system is launched, click on the icon “Log-in” which is available under “Shareholders/Members” section.

3.	A new screen will open. You will have to enter your user ID, your password/OTP and a verification code as shown on the screen. Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com with your existing IDEAS log-in. Once you log-in to NSDL eservices after using your login credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4.	Your User ID details are given below:
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Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is
a. For Members who hold shares in demat account with NSDL	8 character DP ID followed by 8 Digit Client ID For example: if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******
b. For Members who hold shares in demat account with CDSL.	16 digit Beneficiary ID For example: if your Beneficiary ID is 12************** then your User ID is 12**************
c. For Members holding shares in Physical Form	EVEN number followed by folio number registered with the Company. For example: if Folio Number is A01*** and EVEN is 123456 then User ID is 123456A01***

5.	Password details for shareholders other than Individual shareholders are given below:

a.	If you are already registered for e-voting, then you can use your existing password to login and cast your vote.

b.	If you are using NSDL e-Voting system for the first time, you will need to retrieve the ‘initial password’ which was communicated to you. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your password.

c.	How to retrieve your ‘initial password’: If your email ID is registered in your demat account or with the company, your ‘initial password’ is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your ‘User ID’ and your ‘initial password’.

d.	If your email ID is not registered, please follow steps mentioned below in process for those shareholders whose email ids are not registered

6.	If you are unable to retrieve or have not received your “initial password” or have forgotten your password:

a.	Click on “Forgot User Details/Password?”(If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com

b.	Physical User Reset Password?” (If you are holding shares in physical mode) option available on www.evoting.nsdl.com

c.	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/ folio number, PAN, name and registered address, etc.

d.	Members can also use the OTP (One Time Password) based login for casting the votes on the e-voting system of NSDL

7.	After entering the password, click on “Agree to Terms and Conditions” by selecting on the check box.

8.	Now you will have to click on “Log-in” button.

9.	After you click on “Log-in” button, home page of e-voting will open.

Step 2: How to cast your vote electronically on NSDL e-voting system?

1.	After successful login at Step 1, you will be able to see all the companies' “EVEN” (E-Voting Event Number) in which you are holding shares and whose voting cycle is in active status.

2.	Select “EVEN” of “Dr. Reddy's Laboratories Limited”. The Cast Vote page will open.

3.	Now you are ready for e-voting as the voting page opens.

4.	Cast your vote by selecting your favoured option i.e. assent/dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.

5.	Upon confirmation, the message “Vote cast successfully” will be displayed.

6.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

7.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

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General Guidelines for members

1.	Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned certified true copy (PDF/JPG format) of the relevant board resolution/authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to info@mehta-mehta.com with a copy marked to evoting@nsdl.co.in. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney/ Authority Letter etc. by clicking on "Upload Board Resolution/ Authority Letter" displayed under "e-Voting" tab in their login.

2.	It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Log-in to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/ Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com to reset the password.

3.	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for shareholders and e-voting user manual for shareholders available at the “downloads” section of www.evoting.nsdl.com or call on toll free no.: +91-22-48867000 and +91-22-24997000 or e-mail your query to evoting@nsdl.co.in.

C)	Process for those shareholders whose email ids are not registered with the depositories for procuring user id and password and registration of email ids for e-voting on the resolutions set out in this notice

1.	In case shares are held in physical mode please provide folio no., name of shareholder, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) by email to the Company at shares@drreddys.com or to Registrar and Transfer Agent (“RTA”) at bsshyd@bigshareonline.com.

2.	In case shares are held in demat mode, please provide DPID-CLID (16 digit DPID + CLID or 16 digit beneficiary ID), Name, client master or copy of Consolidated Account statement, PAN (self-attested scanned copy of PAN card), AADHAR (self-attested scanned copy of Aadhar Card) to shares@drreddys.com. If you are an Individual shareholder holding securities in demat mode, you are requested to refer to the login method explained at step 1 (A) i.e. Login method for e-voting for Individual shareholders holding securities in demat mode.

3.	Alternatively, shareholder/members may send a request to evoting@nsdl.co.in for procuring user id and password for e-voting by providing above mentioned documents.

4.	In terms of SEBI circular dated December 9, 2020 on e-voting facilities provided by the listed companies, individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are required to update their mobile number and email ID correctly in their demat account in order to access e-voting facility.

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Explanatory Statement pursuant to Section 102, any other applicable provisions of the Companies Act, 2013 (hereinafter referred to as “Act”), the rules made thereunder, as applicable, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (hereinafter referred to as “SEBI Listing Regulations”) and Secretarial Standard on General Meetings (hereinafter referred to as “SS-2”)

To approve sub-division/split of each equity share of Rs. 5/- (Rupees five only) each into 5 (five) equity shares of Re. 1/- (Rupee one only) each and consequent alteration to the Memorandum of Association of the Company

The Board of Directors at its Meeting held on July 27, 2024, approved, subject to the approval of members of the Company and statutory authority(ies), if any, the sub-division/ split of equity shares of the Company, such that each equity share having face value of Rs. 5/- (Rupees five only) each, fully paid-up, be sub-divided into 5 (five) equity shares having face value of Re. 1/- (Rupee one only) each, fully paid- up, ranking pari-passu in all respects with effect from such date as may be fixed for this purpose by the Board (“Record Date”).

The Board of Directors took note that the proposed sub-division/ spilt will make the equity shares of the Company more affordable, potentially increasing investor participation and therefore it is in the best interest of the investors and the Company. Accordingly, the Board of Directors, recommends an Ordinary Resolution as set out in the accompanying Notice for the approval of the members of the Company in accordance with the provisions of Section 61 and other applicable provisions of the Companies Act, 2013 and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Presently, the Authorized Share Capital of the Company is Rs. 1,450,000,000/- (Rupees One Hundred and Forty-five Crores Only) divided into 290,000,000 (Twenty-nine crores) Equity Shares of Rs. 5/- (Rupees five only) each. The sub-division/ split of equity shares of the Company as aforesaid will require alteration to the existing Capital Clause i.e., ‘Clause V’ of the Memorandum of Association of the Company. The Authorized Capital will consist of 1,450,000,000/- (One Hundred and Forty-five Crores) Equity Shares of Re. 1/- (Rupee one only) each after the amendment. Such sub-division/ split shall not be construed as reduction in share capital of the Company, in accordance with the applicable provisions of the Companies Act, 2013.

The sub-division/split of equity shares would, inter-alia, require appropriate alterations, modifications and adjustments under following schemes of the Company, due to sub-division/ split of equity shares of the Company

i.	Dr. Reddy's Employees Stock Option scheme, 2002

ii.	Dr. Reddy's Employees ADR Stock Option Scheme, 2007

iii.	Dr. Reddy's Employees Stock Option Scheme, 2018

Further, the sub-division of equity shares would result in an increase in the number of ADRs in order to maintain the existing ratio of 1 (One) ADR being equivalent to 1 (One) equity share.

Draft copy of the altered Memorandum of Association of the Company and other documents would be available for inspection by the members, at the Company's registered office during business hours on all working days till the end of e-voting period i.e., Thursday, September 12, 2024.

None of the Directors and Key Managerial Personnel of the Company and their relatives are, in any way, concerned with or interested, financially or otherwise in the resolution set out in this Postal Ballot Notice.

The Board of Directors recommends the resolution set out herein this Postal Ballot Notice for approval of the members.

Registered Office

8-2-337, Road No. 3, Banjara Hills,

Hyderabad, Telangana- 500034, India

CIN: L85195TG1984PLC004507

Tel-91-40-49002900, Fax-91-40-49002999

Email: shares@drreddys.com

Website: www.drreddys.com

Place: Hyderabad

Date: July 27, 2024

By order of the Board of Directors For Dr. Reddy’s Laboratories Limited Sd/- K Randhir Singh Company Secretary, Compliance Officer and Head-CSR Membership No. F6621

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